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Exhibit 99.2

FOR IMMEDIATE RELEASE	Thursday, April 22, 2004

CELESTICA INC. APPOINTS STEPHEN W. DELANEY
AS CHIEF EXECUTIVE OFFICER

TORONTO, Ontario — Celestica Inc. (NYSE, TSX: CLS), a world leader in electronics manufacturing services (EMS), today announced that Stephen W. Delaney has been appointed Celestica's new chief executive officer (CEO), effective immediately, by the company's Board of Directors.

Mr. Delaney has been acting as CEO since January 28, 2004, when Eugene V. Polistuk retired as chairman and CEO. Robert L. Crandall will remain in the role of chairman of the Board of Directors.

Celestica's Board conducted a thorough review of internal and external candidates as part of the search for a new CEO. "Since joining Celestica three years ago, Steve has distinguished himself as a very strong leader, with a relentless focus on execution and a demonstrated ability to drive operating performance and build strong relationships with customers," said Mr. Crandall. "Steve's strong leadership, his industry expertise, his track record of operational excellence, as well as his success in defining the way forward during the transition period, make him the ideal choice to lead Celestica. The Board looks forward to working closely with Steve as Celestica moves ahead."

"I am honoured to be selected as Celestica's CEO," said Mr. Delaney. "I am firmly committed to collaborating with our valued customers, employees, partners, and the Board to effectively position Celestica for future success. It will be my pleasure to lead Celestica's strong team, which is dedicated to working closely with our customers to meet and exceed their expectations and deliver results. It is an exciting time in Celestica's history and I am confident that we have determined the right strategy for growth and profitability."

Mr. Delaney brings significant industry experience to his new role. Since joining Celestica in 2001, he has held positions of increasing responsibility, including president, Americas Operations. Prior to 2001, he held executive and senior management roles in operations at Visteon Automotive Systems, AlliedSignal's Electronic Systems business, Ford's Electronics division, and IBM's Telecommunications division. Mr. Delaney holds a Masters degree in Business Administration from Duke University in North Carolina and a Bachelor of Science degree in Industrial Engineering from Iowa State University.

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About Celestica
Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). Celestica operates a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of integrated services and solutions to leading OEMs (original equipment manufacturers). A recognized leader in quality, technology and supply chain management, Celestica provides competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency.

For further information on Celestica, visit its website at www.celestica.com.

The company's security filings can also be accessed at www.sedar.com and www.sec.gov.

Safe Harbour and Fair Disclosure Statement
This news release contains forward-looking statements related to our future growth, trends in our industry and our financial and operational results and performance that are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the ability to achieve the anticipated benefits of the merger with Manufacturers' Services Limited (MSL); the challenges of effectively managing our operations during uncertain economic conditions; the challenge of responding to lower-than-expected customer demand; the effects of price competition and other business and competitive factors generally affecting the EMS industry; our dependence on the information technology and communications industries; our dependence on a limited number of customers and on industries affected by rapid technological change; component constraints; variability of operating results among periods; and the ability to manage our restructuring and the shift of production to lower cost geographies. These and other risks and uncertainties and factors are discussed in the company's various public filings at www.sedar.com and http://www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. As of its date, this press release contains all material associated with this event.

Celestica Contact:
Laurie Flanagan
Celestica Global Communications
(416) 448-2200
media@celestica.com

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CELESTICA INC. APPOINTS STEPHEN W. DELANEY AS CHIEF EXECUTIVE OFFICER